This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Quarterly Review Notes Linked to Grade A Copper due December 12, 2013

The notes are designed for investors who seek early exit prior to maturity at a premium if the Commodity Price of Copper is at or above the Commodity Strike Price on any Review Date, and who anticipate that if there is no early redemption, the Commodity Price will not be less than the Commodity Strike Price by more than 20.00% on the final Review Date. Investors should be willing to forgo interest payments and, if the Commodity Price is less than the Commodity Strike Price by more than 20.00% on the final Review Date, be willing to lose some or all of their principal. If the Commodity Price is less than the Commodity Strike Price by up to 20.00% on the final Review Date, investors will receive all of their principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Commodity Price	The official cash offer price of Grade A Copper per metric tonne as determined by the London Metal Exchange (the "LME"), stated in U.S. dollars, as reported by the LME (Bloomberg ticker LOCADY).
Currency	USD
Automatic Call	If the Commodity Price is greater than or equal to the Commodity Strike Price on any Review Date
Payment if Called:	$1,000 plus the call premium amount calculated as follows: At least 3.15% x $1,000 if called on the first Review Date At least 6.30% x $1,000 if called on the second Review Date At least 9.45% x $1,000 if called on the third Review Date At least 12.60% x $1,000 if called on the final Review Date (to be determined on the pricing date)
Contingent Buffer Amount	20%
Review Dates	February 28, 2013; May 30, 2013; August 30, 2013; and December 9, 2013
Maturity Date	December 12, 2013
Commodity Return	(Ending Commodity Price - Commodity Strike Price) / Commodity Strike Price
Commodity Strike Price	A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Commodity Strike Price may or may not be the Commodity Price on the pricing date.**
Ending Commodity Price	The Commodity Price on the final Review Date
Maturity	Approximately 53 weeks
Settlement	Cash
Payment At Maturity:	*If the notes are not automatically called and the Ending Commodity Price is equal to or less than the Commodity Strike Price by up to the Contingent Buffer Amount:* $1,000 *If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Amount:* $1,000 + ($1,000 x Commodity Return) Your investment may result in a loss of all of your principal at maturity.

Hypothetical Return for Quarterly Review Notes (assuming $1,000 initial investment)



First Review Date
If Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of principal and the call premium
Second Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of principal and the call premium
Third Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of principal and the call premium
Final Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of principal and the call premium
Call Premium
3.15%
6.30%
9.45%
12.60%
0%
Commodity Return
-20%
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If the Ending Commodity Price is less than the Commodity Strike Price by up to the Contingent Buffer Amount, the investor receives full repayment of principal.
If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Amount, the investor will lose 1% principal amount for every 1% that the Ending Commodity Price is less than the Commodity Strike Price

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited to the call premium applicable to each Review Date.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Amount may terminate on the Observation Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- We may accelerate payment on your notes if a commodity hedging disruption event occurs.
- J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade
- Investments related to the price of Gold may be more volatile than traditional securities investments.
- The market price of Copper will affect the value of the notes.
- The Commodity Price of Copper will be determined by reference to a cash offer price reported by the LME, and there are certain risks relating to the cash offer price being determined by the LME.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Many economic factors, such as the volatility of the underlying futures contract, time to maturity, interest rates and our creditworthiness, will impact the value of the notes prior to maturity.

Commodity Price at Review Date	Commodity Return at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Total Return at Maturity
13,090.00	70.00%	3.15%	6.30%	9.45%	12.60%
12,320.00	60.00%	3.15%	6.30%	9.45%	12.60%
11,550.00	50.00%	3.15%	6.30%	9.45%	12.60%
10,780.00	40.00%	3.15%	6.30%	9.45%	12.60%
10,010.00	30.00%	3.15%	6.30%	9.45%	12.60%
9,240.00	20.00%	3.15%	6.30%	9.45%	12.60%
8,470.00	10.00%	3.15%	6.30%	9.45%	12.60%
7,700.00	0.00%	3.15%	6.30%	9.45%	12.60%
7,315.00	-5.00%	N/A	N/A	N/A	0.00%
6,930.00	-10.00%	N/A	N/A	N/A	0.00%
6,545.00	-15.00%	N/A	N/A	N/A	0.00%
6,160.00	-20.00%	N/A	N/A	N/A	0.00%
6,159.23	-20.01%	N/A	N/A	N/A	-20.01%
5,390.00	-30.00%	N/A	N/A	N/A	-30.00%
3,850.00	-50.00%	N/A	N/A	N/A	-50.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

Each hypothetical return set forth above assumes a Commodity Strike Price of $7,700 a call premium of 12.60% per annum, and reflects the Contingent Buffer Amount of 20.00%. The actual call premium will be determined on the pricing date and will not be less than 12.60% per annum.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J.P.Morgan

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: November 27, 2012

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an YOUR
INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL
-- The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Commodity Price is less than the Commodity
Strike Price by more than 20%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Commodity Price is less than the
Commodity Strike Price. Under these circumstances, you will lose at least 20%
of your investment at maturity and may lose up to your entire investment at maturity.
CREDIT RISK OF JPMORGAN CHASE [AND] CO. -- The notes are subject to the credit risk of JPMorgan Chase [AND] Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase
[AND] Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- CIO Synthetic Credit Portfolio
Update," "Liquidity Risk Management -- Credit Ratings" and "Item 4. Controls
and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended
September 30, 2012 and "Part II. Other Information -- Item 1A. Risk Factors" in
our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
POTENTIAL CONFLICTS -- JPMorgan Chase [AND] Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase [AND] Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase [AND]
Co. and the calculation agent and other affiliates of JPMorgan Chase [AND] Co. are potentially adverse to your interests as an investor in the notes. It is possible that hedging activities or other trading activities of JPMorgan Chase
[AND] Co. or its affiliates could result in substantial returns for JPMorgan Chase
[AND] Co. or its affiliates while the value of the notes declines.
LIMITED RETURN ON THE NOTES -- Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this fact sheet, regardless of the appreciation in the Commodity, which may be significant. Because the Commodity Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity.
INVESTMENTS RELATED TO THE PRICE OF COPPER MAY BE MORE VOLATILE THAN
TRADITIONAL SECURITIES INVESTMENTS -- The price of Copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Such variables may have a larger impact on the price of Copper than on traditional securities. These variables may create additional investment risks that may cause the price of Copper to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER OR COPPER -RELATED FUTURES
CONTRACTS DIRECTLY -- The return on your notes will not reflect the return you would realize if you actually purchased Copper or exchange -traded or over-the-counter instruments based on Copper. You will not have any rights that holders of such assets or instruments have.
THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES -- Because the
notes are linked to the performance of the price of Copper, we expect that generally the market value of the notes will depend in large part on the market price of Copper. The price of Copper is primarily affected by the global demand for and supply of Copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for Copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for
Copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their Copper -intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.
There are substitutes for Copper in various applications. Their availability and price will also affect demand for Copper. Apart from the United States,
Canada and Australia, the majority of Copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and
Development countries. The supply of Copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, Copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.
ON EACH REVIEW DATE, THE COPPER PRICE IS DETERMINED BY THE LME, AND THERE ARE
CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME -- Your
notes are linked to the performance of Copper. The price of Copper will be determined by reference to the official cash offer price of Copper as determined by the LME. The LME is a principals' market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the
Observation Date, the official cash offer prices of Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash offer price of Copper.
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE
WITH, THE PRICES OF COMMODITIES GENERALLY -- The notes are linked exclusively to Copper and not to a diverse basket of commodities or a broad-based commodity index. The price of Copper may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
REINVESTMENT RISK -- If your notes are automatically called, the term of the notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While the payment at maturity or upon an automatic call described in this fact sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as
JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments.
Accordingly, you should be able and willing to hold the notes to maturity.
THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL
REVIEW DATE -- If the notes have not been automatically called previously and the Commodity Price on the final Review Date (i.e., the Ending Commodity Price)
is less than the Commodity Strike Price by more than the 20% Contingent Buffer
Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Commodity Price.
LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the price of Copper at any time on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility, the frequency and magnitude of changes, in the price of Copper; supply and demand trends for Copper; the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.